Exhibit 99.1

Date: April 15, 2013
510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: MAG SILVER CORP.

Dear Sirs:

510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :		Annual General and Special Meeting
Record Date for Notice of Meeting :		May 14, 2013
Record Date for Voting (if applicable) :		May 14, 2013
Beneficial Ownership Determination Date :		May 14, 2013
Meeting Date :		June 18, 2013
The Fairmont Waterfront
Meeting Location (if available) :		900 Canada Place Way
Vancouver, B.C.
V6C 3L5
Issuer sending proxy related materials directly to NOBO:		No
Issuer paying for delivery to OBO:		Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders		No
Beneficial Holders Stratification Criteria:
Number of shares greater than:		n/a
Holder Consent Type(s):		n/a
Holder Provinces-Territories:		n/a
NAA for Registered Holders		No
Registered Holders Stratification Criteria:
Number of shares greater than:		n/a
Holder Provinces-Territories:		n/a

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	55903Q104	CA55903Q1046

Sincerely,

Computershare
Agent for MAG SILVER CORP.